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                                                                  EXHIBIT(a)(25)

TO BUSINESS EDITOR:

                     COOKER RESTAURANT CORPORATION ANNOUNCES
                        FINAL RESULTS OF ITS TENDER OFFER

            WEST PALM BEACH, Fla., Oct. 2 /PR Newswire/ -- Cooker Restaurant Corporation (NYSE: CGR) announced today the final results of its Dutch Auction issuer tender offer for 4,000,000 shares of its common stock, which expired at 5:00 p.m. EST on Friday, September 25, 1998.

            The Company said that it will purchase 4,006,298 shares of its common stock from its shareholders at a price of $10.50 in accordance with the terms of its tender offer. Since 7,097,630 shares were properly tendered at the price of $10.50, the number of shares actually purchased from each shareholder tendering at $10.50 (other than holders of fewer than 100 shares, whose shares were not subject to proration) was prorated based on the proration method described in the Company's Offer to Purchase. The final proration factor was approximately 56.21%. Pursuant to the terms of the Offer, the total number of shares purchased by the Company exceeded 4,000,000 because the Company exercised its right to purchase additional shares from tendering shareholders who would otherwise hold fewer than 100 shares after the share repurchase as a result of proration. The Company anticipates that payment for the purchased shares will be made on or about Monday, October 5, 1998.

            The shares of stock purchased in the offer represent approximately 39% of the 10,159,354 shares of common stock issued and outstanding immediately prior to the offer. After this share purchase, the Company will have approximately 6,153,056 shares issued and outstanding.


            CONTACT: Dan DeWeever, ChaseMellon Shareholder Services, L.L.C., 212-273-8293.